FORM 51-102F3
MATERIAL CHANGE REPORT

1.  Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.  Date of Material Change

The material change occurred on November 3, 2009.

3.  Press Release

On November 3, 2009, at approximately 6:37 p.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its Canadian Disclosure, Custom U.S. National, and European Financial Markets networks. A copy of the press release is attached.

4.  Summary of Material Change

On November 3, 2009, the Corporation announced that it has been advised by General Motors ("GM") that the GM Board of Directors has decided to terminate the sale process for Adam Opel GmbH ("Opel").

5.  Full Description of Material Change

On November 3, 2009, the Corporation announced that it has been advised by GM that the GM Board of Directors has decided to terminate the sale process for Opel.

The Corporation and Savings Bank of the Russian Federation had previously announced that their joint offer to acquire an equity interest in Opel had been selected by GM and the Opel Trust as the preferred solution to address the future of Opel.

6. Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Bassem A. Shakeel, Vice-President and Secretary of the Corporation at (905) 726-7070.

DATED at Aurora, Ontario the 3rd day of November, 2009.